

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 2, 2021

Harry N. Vafias
Chief Executive Officer
Imperial Petroleum Inc./Marshall Islands
331 Kifissias Avenue
Erithrea 14561 Athens, Greece

> **Re: Imperial Petroleum Inc./Marshall Islands**
> **Amendment No. 1 to Draft Registration Statement on Form F-1**
> **Submitted October 18, 2021**
> **CIK 0001876581**

Dear Mr. Vafias:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form F-1

Management's Discussion and Analysis
Results of Operataions, page 71

1. We note that you have experienced changes in the mix of your charter revenues including a decrease in bareboat activity and an increase in spot rate activity since 2019. Please explain the underlying factors that are causing the change in mix and clarify the impacts this change has had on your utilization rates and profitability. Please also describe how management has considered the change in mix as a known trend that is reasonably likely to cause a material change in the relationship between costs and revenues. Refer to Item 303(b)(2)(ii) of Regulation S-K.

Harry N. Vafias
Imperial Petroleum Inc./Marshall Islands
November 2, 2021
Page 2

   You may contact Brian McAllister, Staff Accountant, at 202-551-3341 or Craig Arakawa, Accounting Branch Chief, at 202-551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or Laura Nicholson, Special Counsel, at 202-551-3584 with any other questions.

           Sincerely,

           Division of Corporation Finance
           Office of Energy & Transportation

cc: Finn Murphy, Esq.